December 5, 2017

Via EDGAR and Courier

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1/A
Filed November 6, 2017
File No. 333-220372

Dear Ms. Ravitz:

Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 17, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the Staff’s comment in italics as set forth in the Comment Letter.

In addition, the Company is concurrently filing an amended Registration Statement on Form S-1 (as amended, the “Registration Statement”). Enclosed are two courtesy copies of the Registration Statement submitted to the Commission on the date hereof, in a clean and blacklined version showing changes that were made from the Registration Statement on Form S-1/A filed with the Commission on November 6, 2017.

Dilution, page 52

1.	Please show us how historical net book value (deficit) per share as of September 30, 2017 and the pro forma increase from conversion of preferred stock were determined. In that regard, given the amounts of stockholders’ deficit and intangible assets reported on your balance sheet as of September 30, 2017, it is not clear how historical deficit per share is not greater than $(.80).

Company Response: The Company’s historical net tangible book value (deficit) as of September 30, 2017 was ($4,927,628) which was the difference of $597,897 total tangible assets and ($5,525,525) total liabilities. The Company’s historical total tangible assets was the difference of $1,931,225 in historical total assets and $1,333,328 in intangible assets which included $193,091 in deferred offering costs. Based on 6,133,679 shares of common stock outstanding as of September 30, 2017, the Company’s historical net tangible book value (deficit) as of September 30, 2017 would be ($0.80) per share of the Company’s common stock.

Amanda Ravitz

The Company’s pro forma net tangible book value (deficit) as of September 30, 2017 was ($4,353,751) which was the difference of $1,171,774 total tangible assets and ($5,525,525) total liabilities. The Company’s proforma total tangible assets was the difference of $2,505,102 in proforma total assets less $1,333,328 in intangible assets which included $193,091 in deferred offering costs. Based on 7,795,290 shares of the Company’s common stock outstanding, the Company's pro forma net tangible book value (deficit) as of September 30, 2017 was ($0.56) per share of common stock, after giving effect to (i) the sale of 110,167 additional shares of Series B preferred stock prior to the offering for net proceeds of $573,877, and (ii) the automatic conversion of all outstanding shares of the Company's preferred stock into an aggregate of 1,661,611 shares of the Company's common stock, which included 75,178 shares of common stock in payment of accrued dividends as of November 30, 2017, which will occur immediately prior to the closing of the offering pursuant to which the Registration Statement relates.

Description of Capital Stock, page 105

2.	Please provide the disclosure required by Regulation S-K Item 201(b)(1).

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 104 of the Registration Statement.

Recent Sales of Unregistered Securities, page II-2

3.	Please provide the Regulation S-K Item 701 disclosure for the convertible promissory notes and warrants disclosed on page 56.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-3 of the Registration Statement.

Should you have any questions or require any additional information, please contact Hancock Jaffe Laboratories, Inc., attention Bill Abbott, by phone at (949) 387-9279, or by e-mail at billabbott@hjlinc.com.

Sincerely,

/s/ Benedict Broennimann, M.D.

Benedict Broennimann, M.D.

Co-Chief Executive Officer

Hancock Jaffe Laboratories, Inc.

Cc:	Tim Buchmiller, U.S. Securities and Exchange Commission
Tom Jones, U.S. Securities and Exchange Commission
Gary Todd, U.S. Securities and Exchange Commission
Jeanne Bennett, U.S. Securities and Exchange Commission
Bill Abbott, Hancock Jaffe Laboratories, Inc.
Michael Hedge, K&L Gates LLP